Pepco Holdings, Inc.

Executive and Director Deferred Compensation Plan

EXECUTIVE DEFERRAL AGREEMENT

Name: _____ (the "Participant")
          Last   First   Middle Initial

Social Security Number: _____ - ____ - _____

A.   This Deferral Agreement (the "Agreement") has been made as of this _____ day of _____, _____ between the Executive and Pepco Holdings, Inc. (the "Company")

         I elect to participate in the Pepco Holdings, Inc. Executive and Director Deferred Compensation Plan (the"Plan") with respect to the _____-_____ time period. I understand the general provisions of the Plan.

B.   Deferral Elections for the period July 1, _____ through June 30, _____.

      (i)   I hereby elect to defer the following percentage of my salary: _____%

      (ii)   I understand that due to current tax limitations, I may not be able to contribute a full 6% of my compensation into the Savings Plan (the "401(k) Plan"). I hereby elect to defer any shortfall between the full 6% of my compensation and the maximum amount which can be contributed on my behalf into the 401(k) Plan: _____ Yes   _____ No

Payment Instructions

I elect to have the above-referenced deferred amounts paid to me (check one):

(i)   ____   On the date of commencement of benefits under the General Retirement Plan.

(ii)   ____   On January 31 of the year following commencement of benefits under the General Retirement Plan.

(iii) ____   On the first day of the month following my separation from the Company's service.

(iv) ____   On January 31 of the calendar year following my separation from the Company's service.

(v)   ____   On January 31 of the calendar year following my attainment of age ____ or separation from the Company's service.

(vi) ____   On January 31 of _____ (Note: The designated year may not be earlier than _____).

Manner of Payment

Benefits deferred under the Plan shall be paid to me (or, if applicable, my beneficiary) in the following manner (check one):

    ____   In a lump sum.

    ____   In annual installments over _____ (two through fifteen) years.

    ____   In monthly installments over _____ (twenty-four through one hundred and eighty) months.

C.   I further recognize that nothing contained herein or in the Plan shall be construed as a contract of employment between me and the Company, as a right to continue employment or as a limitation of the Company's right of discharge.

D.   I understand that if I die during active service, my beneficiary shall receive an amount equal to two times my account balance resulting from deferrals under this Agreement.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement on the day and year stated below.

Pepco Holdings, Inc.   **EXECUTIVE**

By: _____   _____
                                                        Signature

Title: _____

_____

DECLINE PARTICIPATION

I do not wish to participate in the _____-_____ Pepco Holdings, Inc. Executive and Director Deferred Compensation Plan.

_____   _____
Date   Signature